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Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization
Celerity Energy Partners San Diego LLC	California
EnerNOC Ltd.	Ontario
Mdenergy, LLC	Connecticut
Pinpoint Power DR LLC	Massachusetts
South River Consulting, LLC	Maryland
EnerNOC Securities Corporation	Massachusetts

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  Exhibit 21.1